09040337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18291

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan S. Gordon 212-862-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett & Co., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner
Title

WIWATSORN VIWATTHANASORN
State of Connecticut
Notary Public
Commission Expires Dec. 31, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Gordon, Haskett & Co.
71 Arch Street
Greenwich, CT 06830

We have audited the accompanying statement of financial condition of Gordon, Haskett & Co. (A Partnership) as of December 31, 2008. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett & Co. (A Partnership) as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 23, 2009

GORDON, HASKETT & CO.
(A PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 1,716,689
Receivables from brokers and dealers	34,271
Securities owned, at market value	15,099
Equipment (net of accumulated depreciation of $3,920)	5,880
Other receivables	200,000
Total assets	$ 1,971,939

LIABILITIES AND PARTNERSHIP CAPITAL

Accounts payable and accrued liabilities	$ 50,000
Commitments and contingencies	
Partnership capital	1,921,939
Total liabilities and partnership capital	$ 1,971,939

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT & CO.
(A PARTNERSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett & Co. (the "Partnership"), a broker dealer, is engaged in retail securities transactions, and also provides consulting, research and financial services to various institutions. The Partnership, like other securities industry entities, is affected by economic and political conditions.

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provides that the Partnership clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Accounting

Securities transactions (and related revenues and expenses) are reflected in the financial statements on a settlement date basis. There is no material difference between the trade and settlement dates. The Partnership trading and investment accounts are valued at market and the resulting unrealized gains and losses are reflected in earnings.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as short-term money market funds, highly-liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Income Taxes

No provision has been made for income taxes, since each partner is liable for his proportionate share of income taxes on partnership income.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). Upon implementation of FIN 48, the entity will be required to utilize different recognition thresholds and measurement requirements as compared to prior technical literature. On December 30, 2008, the FASB issued FASB Staff Position 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises"* which defers the implementation of FIN 48 to fiscal years beginning after December 15, 2008. The Partnership elected to defer the application of FIN 48.

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy

The Partnership adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), effective January 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Partnership adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), effective January 1, 2008. Under SFAS 157, fair value is defined

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy (Continued)

as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Valuation Techniques

The Partnership values investments in securities traded on a national securities exchange at their last sales price on the date of determination. Other listed securities for which no sale occurred on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Equipment

Equipment is depreciated over its estimated useful life of five years.

Note 2 – Fair Value Measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. See Note 1 for a discussion of the Partnership's policies.

The Investments in securities, at market values of $15,099 are Level 1 equity securities with quoted prices in active markets for identical assets.

Note 3 - Net Capital Requirement

The Partnership's minimum net capital requirement under rule 15c3-1 of the SEC was $50,000, whereas the net capital as computed was $1,679,807, leaving an excess net capital of $1,629,807. The capital ratio computed was 3.0%, versus an allowable maximum of 1500%.

Note 4 - Consolidation of Variable Interest Entities

The FASB issued FIN 46, *"Consolidation of Variable Interest Entities"*, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

Note 4 - Consolidation of Variable Interest Entities (Continued)

The Partnership has evaluated its relationships with three entities and has determined that, although the entities are variable interest entities and the Partnership holds variable interests in the entities, these entities are not required to be consolidated in the Partnership's financial statements pursuant to FIN 46.

The Partnership leases office space from an entity owned by one of its partners (See Note 5). The Partnership is not the primary beneficiary.

The Partnership pays an annual license fee to a second partnership owned by its partners under a 1984 license agreement. This second partnership is not an operating entity and exists solely as a pass through entity for receiving these fees and holding investments. For the year ended December 31, 2008, $820,000 in license fees were paid to this entity.

The Partnership has also engaged an entity, 100% owned by one of its partners, to provide certain technical, customer and sales support. The Partnership incurred and paid $1,300,000 in marketing and research fees to this entity for the year ended December 31, 2008. The Partnership has determined that this entity is a variable interest entity ("VIE") and that the Partnership is its primary beneficiary. If the financial statements of this VIE had been consolidated with those of the Partnership, total assets and liabilities would be increased by $7,203 and $-0- as of December 31, 2008 and revenue and expenses would be increased by $1,301,256 and $1,304,939. However, the marketing and research fees of $1,300,000 incurred by the Partnership would be eliminated in consolidation and reclassified as additional operating expenses, such as compensation, rent, etc., totaling $1,304,939. Accordingly, this entity has not been consolidated because the Partnership has determined that there would be no material effect on the Partnership's financial condition, results of operations and the computation of net capital under SEC Rule 15c3-1.

Note 5 – Commitment and Contingencies

Lease Commitment

The Partnership occupies office space under a sublease agreement which expired on December 31, 2006, with annual rentals, plus its share of utility costs. The Partnership is currently on a month-to-month basis with the landlord, a related party, at $6,000 per month.

Office rent expense for the year ended December 31, 2008, included in general and administrative expenses, was approximately $72,000.

Litigation and Regulatory Inquiries

In the normal course of business, the Partnership is subject to regulatory inquiries and legal actions incidental to its securities business. The Partnership believes, after consultation with counsel, that the resolution or ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Partnership and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such nonperformance by its customers.

The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Partnership has uninsured cash in various institutions which exceed FDIC insured limits

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A copy of the Partnership's statement of financial condition, as at December 31, 2008, pursuant to SEC rule 17a-5, is available for examination at the Partnership's main office and at the regional office of the SEC.

GORDON, HASKETT & CO.
(A PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008